Exhibit 99.8
October 18, 2006 NDTV Media Interview on the Financial Performance of Wipro Limited for the quarter ended September 30, 2006
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee, President — Enterprise Solutions SBU
NDTV: Welcome Mr. Suresh Senapaty and Mr. Sudip Banerjee. Mr. Senapaty, can you give us the highlights on the guidance given for Q3 sir?
Suresh Senapaty: Well, there are two things in this; one is that the billing rates will be impacted by the number of working days in quarter three, so that obviously being factored into our guidance because this is the weakest quarter in terms of number of working days and also a lot people take leave during this quarter, so that has already been factored in. Also factored in is what we know of the existing contracts, which means those contracts that have been renewed, where we have got a little bit of price increase and also the large contracts where we are already starting the ramp up this quarter. So overall based on all that we know for the quarter, we have given, including everything, we have given the guidance of 7.5%.
NDTV: Do you see salary hike affecting your margins in Q3?
Suresh Senapaty: Last quarter as you know, we have given a compensation hike on 1st of September but that was only one month felt in the last quarter, plus we had given the restricted stock unit and in total combination the impact in the last quarter was about 1.5% and still we were able to deliver an operating margin almost flat at quarter one level. And Q3, we will have the full impact of that increase of 1st September being felt Q3 plus there are some category of employees in offshore who will be given a compensation increase in November 1st. So that impact in total we expect an impact of about 2-percentage points, but we think there are enough levers in terms of what we could do in quarter three, in terms of the bulge mix, in terms of utilizations, in terms of some of the other operating efficiencies that we should be able to bring down the impact of that 2% significantly lower, so that the overall operating margin for quarter three will continue to be within a narrow range of quarter two.
NDTV: Your Acquisition strategy has paid off. You seem to have registered profits from them in Q2
Suresh Senapaty: Absolutely, I think you are on the dot, in Q1 all the acquisitions in total had posted a loss. In Q2 we make it a positive; though of the six acquired companies, four delivered profit, two delivered losses, but the losses are coming down quarter after quarter and consequently on a combined basis we had a profit. In the current quarter, we expect out of those two losses, one to break even, and in Q4 we expect even the sixth one also to break even; that means overall we think quarter after quarter we will see an uptake in the margin or the acquisitions and which will definitely benefit us in terms overall mitigating some of this cost pressures that we are going to see in Q3.
NDTV: How do you see the trend in the future?
Suresh Senapaty: Well first of all the demand environment. The demand environment as we see it continues to be very robust, and clients are saying that they are going to continue to do their outsourcing, they will continue to work with companies based out of India, they will continue to work with companies like us, so that is the first positive news.
The second is the rate; as far as the rate is concerned, we have gone back to clients where the contract renewals were due during the quarter and of the ones that we were able to close the negotiations, we have got a rate increase roughly in the region of 3% to 5%, which will get impacted. There are several other contract renewals which are coming up in Q3, and we will see how it is goes, but overall, I suspect that there will be a number of clients who will be willing to give us rate increases. Because our execution has continued to be very strong in the last six months, our approaches to various solutions has continued to impress our clients and we are getting positive signals from most of the market place.

On the people front, you saw the kind of robust employee add we had in Q1 as well as Q2. Quarter two was even higher than quarter one. I think, going forward, we should be looking at a momentum of that nature while the general outlook on the pricing is good. We think, significant part of the growth will continue to come through volume and therefore, it will be more and more addition of people, and also while we are looking at normalization from a profit pressure perspective wanting to move more and more work offshore, and particularly when you are looking at more and more customers trying to deal with the competitive scenario that they are operating on taking out cost, the offshore will continue to grow and therefore there will pressure for more and more head count increase in the offshore and you have seen that in the last two quarters and I think going forward you will continue to see that. So, we don’t give any specific numbers, but it is going to be a good number.
NDTV: So you are optimistic about the future?
Suresh Senapaty: I don’t know how you perceived it to be optimism; I would say it was more of realism and it continues to be so. Yes, the outlook looks good. I think, customers are more and more wanting to take soft services from India and Wipro is becoming more and more a preferred partner.
Sudip Banerjee: We are giving in more and more solutions, more and more end-to-end services, and I think the kind of acquisitions we are doing customers are convinced that we are longer players with trying to satisfy their needs not only today but even next three years and five years and therefore they are engaged with us on a strategic basis to be having longer term relationships as has been demonstrated by multiple customers that we have had so far, and from that perspective outlook is really, really good.
Thank you very much.

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